[Letterhead of Eversheds Sutherland (US) LLP]

July 12, 2021

Jean E. Minarick, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Capital Southwest SBIC I GP, LLC (File No. 812-15221)
Form APP WD: Request for Withdrawal of Application

Dear Ms. Minarick:

On April 21, 2021, Capital Southwest SBIC I GP, LLC (the “Applicant”) filed an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting exemptions from Sections 18(a) and 61(a) of the 1940 Act (File No. 812-15221) (the “Application”).

The Applicant hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto. The Application was filed due to a clerical error. The Applicant is an applicant and intends to rely on the application for an order pursuant to Section 6(c) of the 1940 Act granting exemptions from Sections 18(a) and 61(a) of the 1940 Act filed by Capital Southwest Corporation (File No. 812-15219).

If you have any questions, please do not hesitate to call me at (202) 383-0176, Payam Siadatpour at (202) 383-0278, or Sara Sabour at (202) 383-0806. Thank you for your attention to this matter.

Sincerely, /s/ Steven B. Boehm

cc:	Kaitlin C. Bottock, Branch Chief Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP Sara Sabour, Esq., Eversheds Sutherland (US) LLP